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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: December 21, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   December 21, 2006                  By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       06-60-TC


FOR IMMEDIATE RELEASE:     December 21, 2006

        TECK COMINCO LIMITED ANNOUNCES SMALL SHAREHOLDER SELLING PROGRAM

Vancouver,  B.C. -- Teck Cominco Limited ("Teck Cominco") (TSX:  TCK.A,  TCK.B,
NYSE: TCK) today announced a small shareholder selling program ("the Program") that enables registered and beneficial shareholders who own 99 or fewer Class A Common Shares and/or Class B Subordinate Voting Shares ("Shares") of Teck Cominco as of December 20, 2006, to sell their Shares without incurring any brokerage commission. The sale of Shares will be executed through the facilities of The Toronto Stock Exchange.

The voluntary Program begins on December 21, 2006 and will expire 5 pm E.S.T on February 28, 2007, unless extended, and is designed to assist eligible shareholders in selling their Shares in a convenient and inexpensive manner. Both registered holders and beneficial holders of Shares held in nominee form are eligible to participate. The program allows eligible shareholders the opportunity to either sell all, but not less than all, of their Class A Common Shares and/or Class B Subordinate Voting Shares, as applicable, or to continue to maintain their current holdings. Participating shareholders will not incur any brokerage commissions if they elect to dispose of their Shares. Information about the Program and participation documents will be forwarded to eligible shareholders.

All Class A Common Shares and Class B Subordinate Voting Shares received will be gathered into board lots (100 or more Shares) and sold no later than 12 pm E.S.T. on the next business day on the TSX. The price to be received for the Class A Common Shares and Class B Subordinate Voting Shares sold will be the average price received for all shares of that class sold on a given day. Certificate(s) representing the odd lot Shares accompanied by duly completed and executed Letters of Transmittal will not be accepted by Georgeson after 5 pm E.S.T. on February 28, 2007, unless the Program is extended. For the convenience of shareholders resident in the United States, Shares will be sold on the TSX and the proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.

Teck Cominco is pleased to make this voluntary Program available to its shareholders. However, Teck Cominco makes no recommendation as to whether or not an eligible shareholder should participate in the Program. The decision to participate should be based upon a shareholder's particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Teck Cominco has retained Georgeson Shareholder Communications Canada, Inc. of Toronto, Ontario to manage the Program and to handle share transactions and payment. Questions regarding the Program should be directed to them at toll free 1-866-568-7436 (English and francais).

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.


                                      -30-

CONTACT:   Karen L. Dunfee
           Corporate Secretary
           604  687-1117





                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com